FOR IMMEDIATE RELEASE

NORSAT INTERNATIONAL INC. APPOINTS TREVOR GREENE AS CHIEF FINANCIAL OFFICER

Vancouver, British Columbia – April 12, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it has appointed Mr. Trevor Greene as its Chief Financial Officer effective immediately. Mr. Greene is replacing Mr. Eugene Syho, who’ll remain on board during a transition period and will be leaving to pursue other opportunities.

Mr. Greene, a Chartered Accountant, has worked for Ernst & Young Chartered Accountants since 2005 and has obtained substantial experience in financial reporting of both Canadian and US publicly listed companies, primarily in mining and technology related industries. As a manager within the assurance practice, Mr. Greene is also well versed in the requirements of complex regulatory environments, including reporting under SOX 404 and International Financial Reporting Standards (“IFRS”). Prior to joining Ernst & Young, Mr. Greene’s professional experience included process engineering, cost management and analysis, short term and long term cash management, and ISO 9000 certification, developed while working within the accounting team of a world class international shipping firm and as financial manager of a startup manufacturing company.

Dr. Chan, commented, “We are pleased to welcome Trevor Greene to Norsat and anticipate utilizing his experience and skill set in assisting Norsat during its next growth phase. Trevor is highly qualified to navigate Norsat through any new regulatory situations as well as help the Company make proper operating decisions that will be best for the Company and shareholders. We thank Eugene for his years of service to Norsat, especially his role in the Company’s turn around and wish him well on his future endeavors.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President & CEO

Tel: 604 821-2808

Email: achan@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500;

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the year ended December 31, 2009, and the Management Discussion and Analysis for the year ended December 31, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.